Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;

(2) PROPOSED ADOPTION OF THE 2026 SHARE SCHEME;

AND

(3) PROPOSED GRANT OF RSUs TO DIRECTORS

PROPOSED AMENDMENTS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Since November 6, 2025, the Class A ordinary shares of Company have been listed on the Stock Exchange. In connection with the Listing, the Company undertook to the Stock Exchange to put forth resolutions to our shareholders at the Class A Meeting, the Class B Meeting and the EGM of the Company to be convened within six months of the consummation of the Listing to consider and approve the amendments to the Memorandum and Articles of Association, to comply with the Listing Rules.

The Board has approved the Class-based Articles Amendments and the Non-class-based Articles Amendments (together, the “Proposed Amendments to the Memorandum and Articles”). The Class-based Articles Amendments are subject to approvals at each of the Class A Meeting, the Class B Meeting and the EGM and the Non-class-based Articles Amendments are subject to approvals at the EGM only.

PROPOSED ADOPTION OF THE 2026 SHARE SCHEME

The Board is pleased to announce that on January 23, 2026, the Board has resolved to propose the adoption of the 2026 Share Scheme. Save for the 2016 Share Plan, the Company had no other subsisting share schemes which have not been expired as at the date of this announcement. However, as disclosed in the Prospectus, no further grant of awards will be made by the Company under the 2016 Share Plan after the Listing. As such, the Company proposes to adopt the 2026 Share Scheme. The provisions of the 2026 Share Scheme will comply with the requirements of Chapter 17 of the Listing Rules which has taken effect from January 1, 2023, as well as the amended Listing Rules with respect to treasury shares which have taken effect from June 11, 2024.

The purposes of the 2026 Share Scheme are (i) to align the interests of Eligible Persons with those of the Group through ownership of Award Shares, dividends and other distributions paid on Award Shares and/or the increase in value of the Award Shares; (ii) to recognize and reward Eligible Persons for their contribution to the Group; and (iii) to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

* For identification purpose only

The 2026 Share Scheme will constitute a share scheme under Chapter 17 of the Listing Rules, the adoption of which is conditional upon (i) passing of ordinary resolution(s) by the Shareholders at the EGM to approve the adoption of the 2026 Share Scheme; and (ii) the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued and allotted pursuant to the Awards that may be granted in accordance with the terms and conditions the 2026 Share Scheme.

The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted under the 2026 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, shall not exceed 10% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Scheme Limit”) unless Shareholders approve a further refreshment of the Scheme Limit after three years from the date of Shareholders’ approval for the last refreshment or the adoption of the 2026 Share Scheme or otherwise in compliance with the Listing Rules (including but not limited to Rule 17.03C of the Listing Rules).

The total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted to Service Providers under the 2026 Share Scheme shall not exceed 1.0% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Service Providers Limit”) unless Shareholders approve a further refreshment of the Scheme Limit after three years from the date of Shareholders’ approval for the last refreshment or the adoption of the 2026 Share Scheme or otherwise in compliance with the Listing Rules (including but not limited to Rule 17.03C of the Listing Rules).

PROPOSED GRANT OF RSUs TO DIRECTORS

The Board is pleased to announce that on January 23, 2026, the Company has conditionally granted a total of 2,000,000 restricted share units (“RSUs”) under the 2026 Share Scheme (which is proposed to be adopted as detailed above) to (i) Dr. Peng, the chairman of the Board, executive Director, chief executive officer, as well as the one of the WVR Beneficiaries of the Company and (ii) Dr. Lou, the executive Director, chief technology officer, as well as one of the WVR Beneficiaries of the Company (the “Proposed Grant”).

The Proposed Grant is subject to, among other things, the following conditions: (i) the effectiveness of the 2026 Share Scheme, which requires, among other things, the approval of the Shareholders to adopt the 2026 Share Scheme, (ii) the approval of the Shareholders to adopt the Scheme Limit, and (iii) the approval of the independent Shareholders as required under the Listing Rules for the Proposed Grant. The Proposed Grant is made outside blackout period during which the Directors are prohibited from dealing with the shares of the Company in respect of the Company’s annual results for the year ended December 31, 2025.

Details of the Proposed Grant are set out below:

Date of grant	January 23, 2026

Grantees	Dr. Peng (the chairman of the Board, an executive Director and the chief executive officer of the Company) and Dr. Lou (an executive Director and the chief technology officer of the Company)

Number of RSUs granted	Dr. Peng: 1,400,000 (representing 0.32% of the total number of issued shares of the Company (excluding treasury shares))

Dr. Lou: 600,000 (representing 0.14% of the total number of issued shares of the Company (excluding treasury shares))

Purchase price of RSUs granted	Dr. Peng: Nil

Dr. Lou: Nil

Closing price of the Class A Ordinary Shares on the date of grant	HK$131.800 per Share

Vesting period	25% of the RSUs granted shall vest on the first anniversary of December 25, 2025 (the “vesting commencement date”), and the remaining 75% of the RSUs granted shall vest equally with 6.25% of the RSUs granted shall vest at each quarter after the first anniversary of the vesting commencement date thereafter.

The RSUs will be vested in several batches, with a total vesting period of more than 12 months. As the timing of the Proposed Grant was set due to administrative reason, the period between the grant date and the first anniversary of the vesting commencement date is less than 12 months to reflect the time from which the RSUs would have been granted as permitted by the 2026 Share Scheme. It is a specific circumstance where a shorter vesting period of Awards may be permitted as set out in the terms of the 2026 Share Scheme. Notwithstanding such shorter vesting commencement period, the Compensation Committee is of the view that the Proposed Grant is appropriate for encouraging them to continuously contribute to the Group’s long term development.

Performance targets	There are no performance targets attached to the Proposed Grant. When considering the terms of the Proposed Grant, the past performance and contributions of Dr. Peng and Dr. Lou have been considered.

There is no other vesting condition attached to the Proposed Grant save and except the time-based vesting period. The Compensation Committee has also considered the importance of the roles and responsibilities of Dr. Peng and Dr. Lou and the expected contributions of Dr. Peng and Dr. Lou to be made to the future development of the Group, and is of the view that performance target is not necessary because (i) the RSUs granted to Dr. Peng and Dr. Lou are part of their compensation package under the remuneration policy for the Directors and senior management of the Company; (ii) the value of the RSUs is subject to the future market price of the Shares, which, in turn, depends on the business performance of the Group, to which Dr. Peng and Dr. Lou would directly contribute as the chief executive officer and the chief technology officer of the Company, respectively; and (iii) the RSUs are subject to the vesting period as stated above, which could allow the Company to retain Dr. Peng and Dr. Lou and ensure that they would be motivated to contribute to the Company’s development in the long term. As such, the Compensation Committee believes that without additional performance target, the Proposed Grant could align the interest of Dr. Peng and Dr. Lou with that of the Company and the Shareholders, incentivize Dr. Peng and Dr. Lou to provide their opinion and judgment in building the strategy and long-term development of the Company, which is in line with the purpose of the 2026 Share Scheme.

Clawback mechanisms	The grant is subject to the clawback mechanism under the 2026 Share Scheme.

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to Dr. Peng and Dr. Lou to facilitate the purchase of the RSUs granted under the 2026 Share Scheme.

Reasons for and Benefits of the Proposed Grant

The purpose of the 2026 Share Scheme is to, among others, recognize and reward Eligible Persons for their contribution to the Group; and to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

Dr. Peng is one of the co-founders of the Company, and currently serves as an executive Director, the chairman of the Board, and the chief executive officer of the Company. Dr. Peng is also one of the WVR Beneficiaries of the Group. Since founding the Group in 2016, Dr. Peng has been responsible for the overall strategic planning, business development, overall operations and management. Dr. Peng has been integral to the success of the Company and has been materially responsible for the founding and growth of the Company’s business and guiding its development since its inception until now.

Dr. Lou is one of the co-founders of the Company, and currently serves as an executive Director and the chief technology officer of the Company. Dr. Lou is also one of the WVR Beneficiaries of the Group. Since founding the Group in 2016, Dr. Lou has been responsible for the overall research and development, and management of product and technology initiatives of the Group. Dr. Lou played a pivotal role in driving technological innovations and advancements with the Company. Dr. Lou has continuously contributed to the innovative technological development of the business model and technologies of the Group.

The Proposed Grant is to provide Dr. Peng and Dr. Lou incentive for the persistent devotions and leadership in the development of the Group’s business by further aligning the interests of the Group with them, and to recognize their contributions to the development of the Group. The leadership of Dr. Peng and Dr. Lou is expected to enhance the Group’s enterprise value for the benefit of the Company and its Shareholders as a whole. The Board and the Compensation Committee have considered other alternative methods to reward Dr. Peng and Dr. Lou, including cash reward and share award. In terms of cash reward, it is short-term incentive and does not align with the Company’s performance and creation of value for the Shareholders. In terms of share award, it provides actual Shares with immediate value upon vesting, whereas the Proposed Grant provides long-term incentives to Dr. Peng and Dr. Lou to realise value of the RSUs over the vesting period, and therefore is more suitable for the Company’s intention to incentivize the management to improve the Company’s performance and to increase the future market price of the Shares.

The Proposed Grant forms part of the remuneration package for Dr. Peng and Dr. Lou. Given their seniority and experience, their remuneration would compose of short-term compensation and long-term incentives, which aligns with the existing practice of the Group of granting awards to employees and senior management and market practice to preserve cash for business development and expansion. The Proposed Grant would also encourage Dr. Peng and Dr. Lou to focus on the Company’s long-term performance and better align their interests with that of Shareholders while promoting retention. Accordingly, the Proposed Grant is in line with the remuneration policies of the Company and the market practice.

Hence, the Corporate Governance Committee has made a recommendation on the Proposed Grant pursuant to the note of Rule 17.04(1) of the Listing Rules and the Board (including all the independent non-executive Directors but excluding Dr. Peng and Dr. Lou, who had abstained from voting on the resolution relating to the Proposed Grant) is of the view that the Proposed Grant is fair and reasonable and in the best interests of the Company and the Shareholders as a whole. The Proposed Grant is subject to independent Shareholders’ approval. In the event that independent Shareholders’ approval in the EGM is not obtained, the Company shall revoke the Proposed Grant and publish further announcements where appropriate.

Number of Shares Available for Future Grant

Assuming (i) the Shareholders approve the proposed adoption of the 2026 Share Scheme and the Proposed Grant at the EGM, (ii) no more Awards will be granted under the 2026 Share Scheme from the date of this announcement to the EGM, and (iii) that there is no change to the number of issued Share of the Company from the date of this announcement to the EGM, as at the date of this announcement and following the Proposed Grant, a total of 41,354,155 Awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Scheme Limit, and a total of 4,335,415 Awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Service Providers Limit.

LISTING RULES IMPLICATIONS

Pursuant to Rule 17.04(1) of the Listing Rules and the terms of the 2026 Share Scheme, the grant of Awards to any Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). Accordingly, the Proposed Grant has been reviewed and approved by the independent non-executive Directors.

In addition, pursuant to Chapter 17 of the Listing Rules and the terms of the 2026 Share Scheme, if Awards granted to a substantial shareholder or an independent non-executive Director (or any of their respective associates) would result in the Shares issued and to be issued upon exercise of all Awards already granted and to be granted (including Awards vested, cancelled and outstanding) to such person under the 2026 Share Scheme or any other schemes of the Company in the 12 month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of Awards must be approved by the independent Shareholders at general meeting.

Accordingly, the Proposed Grant is conditional on the independent Shareholders’ approval at the EGM, while each of Dr. Peng and Dr.Lou and their respective associates and all core connected persons of the Company shall abstain from voting in favour at the EGM to be convened by the Company.

SHAREHOLDERS’ APPROVAL AND GENERAL INFORMATION

The Company expects to convene the Class A Meeting, the Class B Meeting and the EGM to propose for consideration by the Shareholders and seek their approval for, among others, the aforesaid matters. A circular for the Class A Meeting, the Class B Meeting and the EGM containing, among other things, (i) details of the Proposed Amendments to the Memorandum and Articles, (ii) details of the 2026 Share Scheme, (iii) details in respect of the Proposed Grant, and (iv) the notice of each of the Class A Meeting, the Class B Meeting and the EGM, respectively, will be published in due course.

The Proposed Amendments to the Memorandum and Articles shall become effective upon Shareholders’ approval and adoption of the Class-based Articles Amendments and Non-class-based Articles Amendments at the EGM. Prior to the passing of the relevant resolutions at the EGM, the Existing Memorandum and Articles shall remain valid.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2016 Share Plan”	the share-based awards scheme adopted by the Company on December 3, 2016 and amended in 2019 and 2020

“2026 Share Scheme”	the 2026 share scheme proposed to be adopted at the EGM

“Actual Selling Price”	an amount that is equal to the actual price at which the Award Shares are sold (net of brokerage, Stock Exchange trading fee, the Securities and Futures Commission of Hong Kong transaction levy, the Accounting and Financial Reporting Council transaction levy and any other applicable costs) on vesting of an Award pursuant to the 2026 Share Scheme or in the case of a vesting when there is an event of reorganization of the Company

“Adoption Date”	the date from which the 2026 Share Scheme becomes valid and effective for the period of ten years

“ADS(s)”	American depositary shares, each representing one Class A Ordinary Share

“Award(s)”	an award of Option, restricted share units, restricted shares or other forms of share incentive as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules, and granted by the Board (or the Scheme Administrator) to a Selected Participant pursuant to the 2026 Share Scheme, which may vest in the form of Award Shares and/or the Actual Selling Price of the Award Shares in cash, as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules

“Award Shares”	collectively, (i) the Class A Ordinary Shares and/or (ii) ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed in lieu of Class A Ordinary Shares in settlement of any Award, in each case, as (i) issued to a Selected Participant, or (ii) transferred to a Selected Participant by the Company (through any transfer out of treasury), or (iii) transferred to, or held on trust for, a Selected Participant by the trustee pursuant to the exercise of an Award

“Board”	the board of Directors

“Class A Meeting”	the class meeting of the holders of the Class A ordinary shares to be convened within six months of the consummation of the Listing

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share (1) vote per share on all matters subject to the vote at general meetings of the Company

“Class B Meeting”	the class meeting of the holders of the Class B ordinary shares to be convened within six months of the consummation of the Listing

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to (10) votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a (1) vote per share basis

“Class-based Articles Amendments”	the proposed amendments to the class-based articles

“Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Corporate Governance Committee”	the corporate governance committee of the Board

“Director(s)”	the director(s) of the Company, from time to time

“Dr. Lou”	Dr. Tiancheng Lou (樓天城), an executive Director and the chief technology officer of the Company

“Dr. Peng”	Dr. Jun Peng (彭軍), the chairman of the Board, an executive Director and the chief executive officer of the Company

“EGM”	an extraordinary general meeting of the Company to be convened within six months of the consummation of the Listing

“Eligible Person(s)”	(i) any Employee Participant and (ii) any Service Provider

“Employee Participant”	any person who is (i) an employee (whether full-time or part-time employee) or (ii) a director (including any executive director, non- executive director or independent non-executive director) of any member of the Group, including persons who are granted Awards under the 2026 Share Scheme as an inducement to enter into employment contract with any member of the Group, and for the avoidance of doubt, a Selected Participant shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant member of the Group; or (b) a transfer of employment amongst the members of the Group, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment

“Exercise Price”	the price per Award Share at which a Selected Participant may subscribe for upon the exercise of an Option

“Existing Memorandum and Articles”	the ninth amended and restated memorandum and articles of association of the Company adopted by a special resolution of the Shareholders of the Company on September 3, 2024 and effective on November 29, 2024

“Group”	the Company together with its subsidiaries from time to time; “member of the Company” means any or a specific one of them, and “Group Company” shall be construed accordingly

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing”	the listing of the Class A ordinary shares on the main board of the Stock Exchange on November 6, 2025

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Non-class-based Articles Amendments”	the proposed amendments to the non-class based articles

“Option”	a right to subscribe for such number of Award Shares during the Option Period at the Exercise Price as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules

“Proposed Amendments to the Memorandum and Articles”	has the meaning ascribed to it in the section headed “Proposed Amendments of the Memorandum and Articles of Association” of this announcement

“Proposed Grant”	has the meaning ascribed to it in the section headed “Proposed Grant of RSUs to Directors” of this announcement

“Prospectus”	the prospectus of the Company dated October 28, 2025

“Scheme Administrator”	the committee of the Board or person(s) to which the Board has delegated its authority (as applicable) to administer the 2026 Share Scheme

“Scheme Limit”	has the meaning ascribed to it in the section headed “Proposed Adoption of the 2026 Share Scheme” of this announcement

“Scheme Rules”	the scheme rules of 2026 Share Scheme, as amended from time to time

“Selected Participant”	any Eligible Person approved for participation in the 2026 Share Scheme and who has been granted any Award

“Service Provider(s)”	any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group. Service Provider may include persons who work for the Group as independent contractors where the continuity and frequency of their services are akin to those of employees (but excluding any placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and any professional service providers who provide assurance or who are required to perform their services with impartiality and objectivity)

“Service Provider Limit”	the total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted to Service Providers under the 2026 Share Scheme shall not exceed 1.0% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the adoption date of the 2026 Share Scheme

“Share(s)”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Peng and Dr. Lou

“%”	per cent

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, January 23, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as the executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as the non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as the independent non-executive directors.